Exhibit (a)(1)(J)(ii)

Autodesk Employee Meeting

Tuesday, June 5, 2007

2:30 p.m.

Location

Delta Centre-Ville

777 University

Montréal, Canada

Corporate Speakers

•	Stig Gruman (Autodesk, Inc. – Vice President, Advanced Systems)

•	Barbara Worndl (Aird & Berlis LLP – Attorney)

Participants

•	Trevor Wakkell

•	Debra Pozzia

•	Duane Smith

PRESENTATION

Stig Gruman: So good afternoon or good morning wherever you may be whichever the case may be. My name is Stig Gruman and I’m Vice President with the Advanced Systems business and I’m here to kick off our presentation regarding the tender offer for employees.

As you know, Autodesk recently completed a voluntary internal review of our stock option granting practices. All of the information about the review is now public information. It’s part of our 10-K which is available on a special Infosys site. The review determined that some option grants were given at a discount. You’ll learn more about what this term discount means during the presentation that follows. Generally though, discounted options can bring tax consequences.

Let me give you the high level view of how the company’s addressing the tax consequences for employees. So when we talk to the topic of discounted stock options there are effectively two categories. The first is exercise stock options and as you can see from the slide there’s no action required for these discount — this category of discounted stock options.

The second, category is discounted unexercised stock options, and that will form the basis for today’s presentation. Specifically, the Autodesk tender offer. Now some of you may be wondering whether the company’s is obligated to do all of this and the answer to that is it is not. Throughout this process however, senior leaders have repeatedly chosen to minimize the negative financial impact on employees.

Today, you’ll learn about how the company is supporting employees who hold unexercised discounted options. The company proposes to amend the discounted stock options through a legal process called a tender offer. To explain more about the tender offer, it’s my pleasure to introduce to you Barbara Worndl from the law firm of Aird & Berlis. Thank you, Barbara.

Barbara Worndl: Thank you, Stig. The first thing is I’d like to do is apologize. I have a bit of laryngitis so please forgive my voice. The agenda for my presentation is that first of all we’ll have a short introduction. Then we will address the issue that we’re here to talk about today. The solution which is proposed by Autodesk in order to deal the problem so we’ll talk about what you need to do in order to be part of the solution and finally we’ll take any questions that you may have with respect to this.

Introduction. Autodesk has invited Aird & Berlis to provide general and tax information related to the tender offer to help you through this process. Autodesk cannot provide this information itself. It would be a violation of the company policy regarding the provision of tax advice and in addition, it’s a violation of the tender offer rules which are governed by the SEC the Securities & Exchange Commission rules in the U.S.

The issue. Some of the options that you may hold were issued with a discounted exercise price. The discounted exercise price means the price you have to pay to exercise the option is lost in the market price of the underlying stock on the date that the option was granted.

A quick example. So for example, you may have an option which has an exercise price of $8. The actual market price on the date of the grant may have been $9 and that would be a $1 per share discount. Why discounted options are a problem. The reason it’s a problem for you if you hold a discounted option is that you risk losing the favorable tax rate which is associated with fair market value options.

How options are taxed. Employees are not taxed when an option is granted to them more at the time that the option vests. Instead, employees are taxed when they exercise the option. Employees realize a taxable benefit which is equal to the fair market value of the share on the date it is acquired minus the exercise price.

There are favorable tax consequences under Canadian and Provincial tax laws dealing with fair market value options and what they provide is a deduction of 50% of the taxable benefit which you can deduct in computing your income for Canadian and federal purposes and in most provinces other than Quebec. In Quebec, the income tax deduction is 25% as opposed to the 50%. However, that 50% deduction federally or 25% deduction in Quebec is not available for options which were issued at a discounted price.

The solution. The solution that Autodesk has proposed to deal with this and to make the tender offer. The tender offer really has two components to it. The first component is that the exercise price of discounted options will be increased so that it’s equal to the fair market value of one share of Autodesk’s stock on the date that the option was actually granted. In addition, Autodesk will make a cash payment to you.

Now the tender offer applies to all of your discounted options whether they’re vested or unvested and just to clarify not all of your options will be discounted. There will only be certain of your options which are discounted and Autodesk will tell you which options which you hold which are affected. All other terms of your discounted options will remain unchanged. However, you must be an employee at the date the tender offer closes in order to participate in the tender offer.

The increase in the exercise price will be to all discounted options and they will be increased to the fair market value of one share of Autodesk stock at the date the option was granted. Now you may have options which were granted at different times, and so the exercise price will be increased to whatever the fair market value of that particular option was at the date of grant so certain options that you hold may be affected slightly differently by this tender offer.

The cash payment is made to provide some recognition that there will be an increase in the exercise price to you and it’s equal to 150% of the difference between the original exercise price and the revised exercise price multiplied by the number of options — discounted options that you hold.

It applies to both your vested and your unvested discounted options and it does not matter whether the option is ever exercised. And the cash payment is 150% to take into account the fact that the amount of tax that you will pay on the cash payment is greater than the amount of tax that you would pay had you received a stock option benefit.

Now Autodesk is proposing a solution and this is just an example of what it would look in a particular circumstance; the cash payment. The original exercise price was $8 and the revised exercise price is $9 and as we discussed before that’s a difference of $1 per share. The cash payment is $1.50 or 150 times of the $1 per share and it’s multiplied by the number of discounted options. In this example, 1,000 so in this particular example the total cash payment would be $1,500 and again that can vary fairly widely. That’s just an example of what might happen to you.

If you elect to participate in the tender offer you will receive the cash payment on the completion of the tender offer and that payment will be taxable to you as employment income and it will be the appropriate employee withholdings deducted from that payment. However, you will then be eligible for the 50% federal deductions and the 25% Quebec deduction when the option is exercised.

If you do not elect to participate in the tender offer you will not receive the cash payment and you will be risk being subject to additional tax when you exercise your options because you will not be eligible for the 50% federal or the 25% Quebec deduction and there will be no reimbursement by Autodesk for the additional tax that you will pay when you exercise a discounted option.

Let’s take a look at another example. Let’s assume that we have a discounted option to purchase 1,000 shares which was granted on September 1, 2004. The exercise price is $8 per share. The market value at the date of the grant was $9 per share. The option vests on September 1, 2007 and the option is exercised on that same date. The sale price of the shares on September 1, 2007 is $41 per share.

This is an example for a Quebec resident of the tax consequences of accepting versus failing to accept the offer. If you accept the offer the stock option benefit is $32,000. Failing to accept it is $33,000. If you accept, you get the federal and the Quebec deduction of $16,000 on $8,000 respectively resulting in a taxable stock option benefit to you for federal purposes of $16,000 or for Quebec purposes of $24,000.

You receive a cash payment of $1,500 which results in total growth proceeds to you of $33,500. That results in tax and this is at Quebec rates of $10,320. Net proceeds after tax are $23,180 so that resulted in $23,180. If you fail to accept the offer your taxable stock option benefit is $33,000 and you’ll pay tax of $15,840. That results in a difference to you of accepting versus failing to accept the offer of $6,020 more in your pocket if you accept the offer.

And if you are a resident in a province other than Quebec that difference is a little bit greater and if you take a look at the presentation which is posted on the website there is an example using Ontario rates but the same principles in the Ontario example apply to employees in all other provinces other than Quebec.

What you need to do to accept this offer. The tender offer is Autodesk’s offer to amend your discounted options and to make the cash payment to you. Autodesk cannot unilaterally amend your discounted options. You must make the choice to accept the tender offer and if you do not then you will be deemed to have rejected the offer. You must be an employee on the last day of the tender offer to participate.

Now, what are the advantages of the tender offer? One, it preserves the ability to claim the more favorable tax treatment which we discussed. That’s the ability to claim that 50% deduction federally or 25% deduction in Quebec. It will also entitle you to receive the cash payment equal to the difference between the original exercise price and the revised exercise price plus the gross up amount multiplied by the number of options held and that applies to vested and unvested options.

Now what are the possible disadvantages? Well, one of the disadvantages is that you must own all of your discounted options at the close of the tender offer. You cannot exercise even one of your discounted options from now until the end of the tender offer process. There’s also a risk that amending the discounted option will not result in the more favorable tax treatment to you and will result in a taxable disposition to you and the reason for this is that in the U.S. there have been specific rules developed by the IRS to deal with the discounted option issue.

That is not the case in Canada. Neither — Revenue Canada nor any other provincial authority including Revenue Quebec has addressed this issue yet in Canada so we have developed this process relying on case law in order to come up with a solution that we think should cure the problem. So we are of the view that this should cure the problem and you should not have any additional problems. However, the possibility that you could lose the favorable tax treatment which we really think is a very, very minimal risk and/or you could have a taxable disposition.

Now the details of the tender offer are contained on the tender offer website and the tender offer website address is contained in the presentation and in the tender offer documentation. On the website you will find an addendum that outlines your personal situation and there is also all kinds of additional information available on the website.

When you go to the website, you may accept the offer to amend your discounted options. You can review the terms of the tender offer. You can take a look at the frequently asked questions and answers which have been posted there for your benefit. You can also choose to send questions to us Aared & Bareless. For general tax questions you can email them to us through the website and we will respond to you, or you can contact Autodesk with specific questions about your options.

Now if you wish to participate in the tender offer, so as to amend your discounted options and to preserve the ability to claim a more favorable tax treatment, you must accept this offer by 9:00 p.m. Pacific time, that’s midnight Eastern Time on June 29, 2007. Again, I’ll repeat that. 9:00 p.m. Pacific time midnight Eastern Time on June 29, 2007 and this is a hard and fast deadline, so you must act before that time.

Now, if you want to take a look at your own personal situation, you can take a look at your e-trade account and see which of your options are affected. The discounted options will be marked with an S-code and the next slide shows what that looks like. You can see in the three grants which are shown on that slide. The first one has the S before the number. The other two do not so that’s first of the three options would be discounted options and the other two would not be.

Questions and answers. With respect to asking general questions on tax issues and with respect to the tender offer, you can do so at the meeting. We’ll have a question and answer session following the end of the formal presentation or you can do it by email on the tender offer website and as I mentioned if you do send questions that we at Aird & Berlis will answer them for you.

If you still have any questions following this presentation or you don’t get your questions answered through the website, we recommend that you discuss your personal tax situation with a financial, legal or tax advisor.

And that is the end of our formal presentation. We’ll turn it over to questions and answers now.

Unidentified Company Representative: Thanks, Barb.

QUESTION AND ANSWER SESSION

Operator: (OPERATOR INSTRUCTIONS)

Unidentified Corporate Representative: I guess they’re getting ready. Do we have questions from the web?

Unidentified Audience Member: (inaudible-microphone inaccessible)

Unidentified Company Representative: Yes. You can also click the link on the website. The link called questions and answers. You can click on it and write your questions if you want. Any questions on the phone?

Operator: Yes. We do have a few. The first question is from the line of [Trevor Wakkell]. You may proceed.

Trevor Wakkell: Hi. It’s Trevor from (inaudible-highly accented) I’ve got a few other people (inaudible). Got a question on the options. If you’ve already executed some of the options what’s the impact of what you’ve executed previous to the black out dates which was last year?

Unidentified Company Representative: A prior year?

Trevor Wakkell: Right.

Unidentified Company Representative: Like prior to the?

Trevor Wakkell: Prior to the whole options review.

Unidentified Company Representative: I think as Stig covered during — his introduction, for the options exercise prior to this there’s no action required on your part.

Trevor Wakkell: Okay. Thank you.

Unidentified Company Representative: Thanks.

Operator: Your next question is from the line of [Debra Pozzia]. You may proceed.

Debra Pozzia: Hi yes. So what the gentleman just asked, I wanted to ask again. I know there’s no action to be executed, but what does that mean on a tax basis? Is someone going to go back and calculate the taxes on that?

Unidentified Company Representative: We don’t think so. We don’t think that there will be a problem, and should that happen, you’re to contact someone at the Autodesk tax department either in Montreal or in San Rafael, but we think it’s highly unlikely.

Debra Pozzia: Okay. Thank you.

Unidentified Company Representative: You’re welcome.

Operator: Your next question is from the line of [Duane Smith]. You may proceed.

Duane Smith: Hi. I just wanted to know when we’re receiving the payment how are we going to coordinate the — when we do exercise the option later on and what taxes we’ve already paid versus what taxes we’re going to have to pay?

Unidentified Company Representative: I’m sorry I’m not sure I understand. Your payment — the tax payment will be the 150% difference between your exercise price, and the initial price of your options. That payment will be received in July, and it will be — there will be deductions [of course] from that, so you don’t have to worry about that one. The other options that you will exercise after that, it’s just the regular — there will be no tax deductions on that, and it’s your responsibility to set money aside for the taxes that will need to be paid next year.

Duane Smith: All right. So you’re going to increase the price of those options? I guess they’re going to increase the buy price of those options is what you’re doing?

Unidentified Company Representative: Yes. The discounted options the price will be increased to the fair market value. Yes.

Barbara Worndl: In order to exercise the option, you’ll pay the higher exercise price, but then the option will be treated as all the other options have been treated in the past.

Duane Smith: Okay. Thank you.

Unidentified Company Representative: Thanks.

Operator: There are no other questions on the phone.

Unidentified Company Representative: Okay. We have a question on the web.

Stig Gruman: The question on the web says; my personal statements on the tender offer website only reflects a 100% cash payment instead of the 150% cash payment discussed in the presentation. Is this normal?

Unidentified Company Representative: Yes. Everyone is in the same situation. It’s something that the web doesn’t — well I think it will be fixed, but at this point yes it only shows 100% but you will definitely get 150% of that. The presentation is right. The statement is wrong. It’s partially wrong. That’s the basis for the calculation. They will be grossed up definitely.

Stig Gruman: We have another question from the web. Will the Canadian employees be eligible to transfer part or whole of the cash payment into their [RRSP]?

Unidentified Company Representative: It’s a good question. It’s been raised in this morning’s session as well. Unfortunately, we don’t have the answer to that as of now, but we will obtain it soon, and as soon as we have it that question then that answer will be posted on the website with the frequently asked questions.

Stig Gruman: We have a third question. How soon after the tender is accepted can we exercise our options? Is this information available yet?

Unidentified Company Representative: Well, there are two types of options. The ones that are discounted, and the ones that are not. If the options are not discounted you can exercise them today. If the options are discounted, you can only exercise — and you accept the tender offer, you can only accept them after the expiration of the tender offer which is June 29th.

Stig Gruman: And we have no more questions from the web.

Unidentified Company Representative: Thanks. Are there questions on the phone?

Operator: No other questions are on the phone.

Unidentified Company Representative: Thanks, that’s it. Well thank you all. Thank you, Stig. Thank you, Barb. Thank you everyone for calling in.